# SEC Schedule 13D (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STREAMLINE HEALTH SOLUTIONS INC., CIK 0001008586
CUSIP: 86323X106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2400 OLD MILTON PARKWAY, BOX 1353, ALPHARETTA, Georgia (GA), 30009
Date of event which requires filing of this statement: 11/13/2024
Filed by CIK 0001661462
Persons authorized to receive notices and communications: Gerrit van der Zwan, 808 SE Chkalov Drive, Suite 3-322, Vancouver, Washington (WA), 98683, 360-737-4153

## Reporting persons
- Tamarack Advisers, LP (CIK 0001661462): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 92,294; shared voting power 0; sole dispositive power 92,294; shared dispositive power 0; aggregate amount beneficially owned 92,294 (2.2% of the class)
- Ferayorni Justin John (CIK 0001790497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 154,044; shared voting power 0; sole dispositive power 154,044; shared dispositive power 0; aggregate amount beneficially owned 154,044 (3.6% of the class)
- Tamarack Capital GP, LLC (CIK 0001667225): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 92,294; shared voting power 0; sole dispositive power 92,294; shared dispositive power 0; aggregate amount beneficially owned 92,294 (2.2% of the class)
- Tamarack Capital Management, LLC (CIK 0001537996): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tamarack Global Healthcare Fund, L.P. (CIK 0001395296): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: STREAMLINE HEALTH SOLUTIONS INC.
Address of issuer's principal executive offices: 2400 OLD MILTON PARKWAY, BOX 1353, ALPHARETTA, Georgia (GA), 30009

## Item 2. Identity and Background
Name of person filing:
Mr. Ferayorni, a United States Citizen.
Tamarack Capital GP, LLC, a Delaware limited liability company
Tamarack Advisers, LP, a Delaware limited partnership
Tamarack Capital Management, LLC, a Delaware limited liability company
Tamarack Global Healthcare Fund, L.P., a Delaware limited partnership
Residence or business address: 300 Carlsbad Village Drive, Suite 108A-228, Carlsbad, CA 92008
Present principal occupation or employment:
Mr. Ferayorni's principal occupation or employment is the managing member of a holding company located at the address listed above.
The other entities are wholly owned by either Mr. Ferayorni, or other entities that are controlled by Mr. Ferayorni.
Criminal convictions in the last five years: Neither Mr. Ferayorni, nor any of the other reporting entities, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: Neither Mr. Ferayorni , nor any of the other reporting entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Ferayorni, a United States Citizen.
Tamarack Capital GP, LLC, a Delaware limited liability company
Tamarack Advisers, LP, a Delaware limited partnership
Tamarack Capital Management, LLC, a Delaware limited liability company
Tamarack Global Healthcare Fund, L.P., a Delaware limited partnership

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable

## Item 4. Purpose of Transaction
Purpose of transaction: The distribution of the stock held in the account of Tamarack Global Healthcare Fund, L.P. was performed because the private funds ceased operations. The number of shares reported differs from the previous Schedule D because of a reverse spilt on 15:1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Reference is made hereby to Items 7-11 and 13 of the Cover Page Reporting Person information of this Schedule, which Items are incorporated by reference herein. The calculation of percentage of beneficial ownership in the items 13 were derived from the Issuer?s provided number of shares of Common Stock outstanding after the reverse split of 15:1.
Number of shares as to which each person has sole or shared power to vote or dispose: Reference is made hereby to Items 7-11 and 13 of the Cover Page Reporting Person information of this Schedule, which Items are incorporated by reference herein. The calculation of percentage of beneficial ownership in the items 13 were derived from the Issuer?s provided number of shares of Common Stock outstanding after the reverse split of 15:1.
Transactions in the class effected during the past sixty days:
The following shares were transferred in-kind from Tamarack Global Healthcare Fund, L.P. and an additional fund managed by Tamarack Advisers, LP to the partners of those funds. 92,294 of those transferred shares were allotted to entities under control of Mr. Ferayorni,

Date #of shares Price
---------------- ------------------ $-------------
11/13/2024 328,724 0.00
Other persons with the right to receive dividends or sale proceeds: Other than Mr. Ferayorni and the owners of the family accounts managed by Mr. Ferayorni, no person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the common stock mentioned in item 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 11/13/2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Tamarack Advisers, LP: Justin J. Ferayorni, Justin J. Ferayorni Managing member of its general partner (11/15/2024)
- Ferayorni Justin John: Justin J. Ferayorni, Justin J. Ferayorni Himself (11/15/2024)
- Tamarack Capital GP, LLC: Justin J. Ferayorni, Justin J. Ferayorni, Managing Member (11/15/2024)
- Tamarack Capital Management, LLC: Justin J. Ferayorni, Justin J. Ferayorni, Managing Member (11/15/2024)
- Tamarack Global Healthcare Fund, L.P.: Justin J. Ferayorni, Justin J. Ferayorni, Managing member of its general partner (11/15/2024)